News release
For immediate publication

ART’S ANNUAL SHAREHOLDERS MEETING

Montreal, Canada, May 26, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that it held its annual shareholders’ meeting in Montreal on May 25, 2006. At the meeting, the shareholders of the Company elected the members of the Board of Directors who will serve until the next annual shareholders’ meeting.

Micheline Bouchard, President and Chief Executive Officer of ART Advanced Research Technologies, also provided shareholders in attendance at the meeting with an overview of the Company’s 2005-2006 corporate progress.

“This past year has allowed ART to move to a new level, for the benefit of its shareholders. With the launch of pivotal trials in 2005, ART entered a new phase which brings us closer to obtaining regulatory approval for SoftScan,” stated Ms. Bouchard. “Meanwhile, the multiwavelength eXplore Optix system launched last year is gaining market share, with an installed base of nearly 40 systems spanning 11 countries. As for our financial situation, recent investments totaling CA$9.3 million will give ART the resources to carry-on the development and commercialization of new products and applications. Finally, the acquisition of the Alerion Biomedical assets has given us a potential strong source of recurring revenue,” added Ms. Bouchard.

The directors of the Company elected until the next shareholders’ meeting are: Ms. Micheline Bouchard, President & CEO of ART; Mr. Jacques Courville, Former Vice President, Medical Research of Merck Frosst Canada Inc.; Mr. Raymond Cyr, Chairman of the Board, Polyvalor Inc.; Mr. Pierre Dutheil, Corporate Advisor; Mr. George N. Fugelsang, Former CEO of Dresdner Kleinwort Benson North America; and Mr. Benoit La Salle, President & CEO of Semafo Inc.

The Board of Directors, which met immediately after the shareholders’ meeting, has re-appointed the following persons to serve as officers of the Company: Mr. Benoit La Salle, Chairman of the Board; Ms. Micheline Bouchard, President & Chief Executive Officer; Mr. Jacques Bédard, Chief Financial Officer; Mr. Pierre Couture, Vice President, Sales and Marketing; Mr. Sébastien Gignac, Vice President, Corporate Secretary and General Counsel; Dr. Joseph Kozikowski, Chief Medical Officer; and Mr. Mario Khayat, Vice President, Optical Products.

About ART

ART Advanced Research Technologies Inc. is a leader in molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian securities regulatory authorities and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
Vice President, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca